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SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 6)

ENGELHARD CORPORATION (Name of Subject Company)

IRON ACQUISITION CORPORATION an indirect wholly owned subsidiary of
BASF AKTIENGESELLSCHAFT (Names of Filing Persons—Offeror)
Common Stock, Par Value $1.00 Per Share (Title of Class of Securities)
292845104 (CUSIP Number of Class of Securities)

Hans-Ulrich Engel
Iron Acquisition Corporation
100 Campus Drive
Florham Park, NJ 07932
(973) 245-6000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Dr. Joerg Buchmueller BASF Aktiengesellschaft 67056 Ludwigshafen Germany (+49 621) 604-8230	Peter D. Lyons, Esq. Clare O'Brien, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

CALCULATION OF REGISTRATION FEE CHART

Transaction Valuation*	Amount of Filing Fee**

$4,840,441,343.00	$517,927.22

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $37.00, the per share tender offer price, by 130,822,739 the sum of (i) the 119,906,559 outstanding shares of Common Stock as of October 31, 2005 (according to the Quarterly Report on Form 10-Q for the period ended September 30, 2005 filed by Engelhard Corporation), and (ii) the 10,916,180 shares of Common Stock subject to outstanding options and stock units as of December 31, 2004 (according to the Annual Report on Form 10-K for the period ended December 31, 2004 filed by Engelhard Corporation).
**
Calculated as 0.0107% of the transaction value.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$517,927.22	Filing Party:	Iron Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	January 9, 2006

  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
  Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:

        This Amendment No. 6 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on January 9, 2006, as amended by Amendments No. 1, 2, 3, 4, and 5 (as so amended, the "Schedule TO") by Iron Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of BASF Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Engelhard Corporation, a Delaware corporation (the "Company"), and the associated Series A Junior Participating Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), for $37.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2006 (the "Offer to Purchase"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 3.    Identity and Background of Filing Person.

        Item 3 of the Schedule TO is hereby amended and supplemented by the following:

        Part 2 of Schedule I—Directors and Officers of Purchaser—of the Offer to Purchase is hereby amended and supplemented as follows:

        The "Present Principal Occupation or Employment; Material Positions Held During the Past Five Years and Business Addresses Thereof" with respect to Hans-Ulrich Engel is amended to read:

    "President of Iron Acquisition Corporation, since 2005; Executive Vice President of BASF Corporation, since February 2006; Executive Vice President and CFO of BASF Corporation from 2000 through January 2006."

        Part 2 of Schedule I—Directors and Officers of Purchaser—of the Offer to Purchase is hereby amended and supplemented to include the following at the end thereof:

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years and Business Addresses Thereof
David Stryker	Vice President of Iron Acquisition Corporation, since 2006; Senior Vice President, General Counsel and Secretary of BASF Corporation, since 2004; Associate General Counsel, Siemens Corporation, from 1994-2004 (153 East 53rd Street, Suite 5600, New York, NY 10022).

Item 4.    Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented as follows:

        Section 1—Terms of the Offer; Expiration Date—of the Offer to Purchase is hereby amended and supplemented as follows:

        The following is hereby added to the end of the first paragraph of Section 1 of the Offer to Purchase:

    "On February 6, 2006, Parent and Purchaser announced that they had extended the Expiration Date of the Offer to 5:00 p.m., New York City time, on Friday, March 3, 2006. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Monday, February 6, 2006. As of the 5:00 p.m., New York City time, on February 3, 2006, a total of 54,896 Shares had been tendered and not withdrawn from the Offer."

        The press release issued by Parent announcing the extension of the Offer is attached hereto as Exhibit (a)(16).

2

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented as follows:

        Section 15—Certain Legal Matters and Regulatory Approvals—of the Offer to Purchase is hereby amended and supplemented as follows:

        The following sentence is hereby added to the end of the sixth paragraph of Section 15 of the Offer to Purchase:

    "The waiting period under the HSR Act expired at 11:59 p.m., New York City time, on February 3, 2006, satisfying the HSR Condition to the Offer."

Item 12.    Material to Be Filed as Exhibits.

        Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)	Offer to Purchase dated January 9, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 9, 2006.*
(a)(8)	Press Release issued by Parent on January 9, 2006.*
(a)(9)	Press Release issued by Parent on January 3, 2006.*
(a)(10)	Analyst presentation, dated January 3, 2006.*
(a)(11)	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006.*
(a)(12)	Transcript of Conference Call, dated January 3, 2006.*
(a)(13)	Transcript of Interview with Dr. Kurt Bock.*
(a)(14)	Press Release issued by Parent on January 24, 2006.*
(a)(15)	Press Release issued by Parent on January 27, 2006.*
(a)(16)	Press Release issued by Parent on February 6, 2006.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*
Previously filed

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2006

IRON ACQUISITION CORPORATION
By:	/s/ HANS-ULRICH ENGEL Name: Hans-Ulrich Engel Title: President

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2006

BASF AKTIENGESELLSCHAFT
By:	/s/ DR. JUERGEN HAMBRECHT Dr. Juergen Hambrecht Name: Dr. Juergen Hambrecht Title: Chairman of the Board of Executive Directors
By:	/s/ DR. KURT BOCK Name: Dr. Kurt Bock Title: Member of the Board of Executive Directors

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EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer to Purchase dated January 9, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 9, 2006.*
(a)(8)	Press Release issued by Parent on January 9, 2006.*
(a)(9)	Press Release issued by Parent on January 3, 2006.*
(a)(10)	Analyst presentation, dated January 3, 2006.*
(a)(11)	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006.*
(a)(12)	Transcript of Conference Call, dated January 3, 2006.*
(a)(13)	Transcript of Interview with Dr. Kurt Bock.*
(a)(14)	Press Release issued by Parent on January 24, 2006.*
(a)(15)	Press Release issued by Parent on January 27, 2006.*
(a)(16)	Press Release issued by Parent on February 6, 2006.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*
Previously filed

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EXHIBIT INDEX